A.S.K. CONSULTING, INC.

                           November 19, 2001

Steven Swank, Chief Executive Officer
Monogram Pictures, Inc.
120 St. Croix Avenue
Cocoa Beach, Florida  32931

Re: Letter of Intent relating to intended transaction between Monogram Pictures, Inc. ("Monogram") and a target business combination candidate ("Target") to be identified and presented by A.S.K. Consulting, Inc. ("ASK")

Dear Mr. Swank:

 The purpose of this Letter of Intent is to memorialize the recent discussions which have been conducted between you as the authorized representative of Monogram and the undersigned, Thomas W. Kearney, representing ASK. As you know, ASK is a consulting firm of which the undersigned is President. ASK provides consulting services to business entities relating to acquisitions and mergers, capital formation (including private and public offering matters) and similar subject matters.

 The discussions between the undersigned and you, as the representatives of ASK and Monogram have resulted in certain understandings which relate to an anticipated business combination to occur between Monogram and Target. It is anticipated that Target will be presented to Monogram at a time contemporaneous to the execution and delivery of this Letter of Intent.
The business combination between Monogram and Target is expected to involve the terms and provisions subsequently described herein and the obligation of Monogram and Target with respect to such anticipated business combination will be set forth in a definitive agreement to be prepared within an appropriate period of time.

 Based upon our discussions conducted to the date of this Letter of Intent, and subject to the preparation, execution and delivery of the described definitive agreement and related documents which will govern the anticipated transactions described herein (collectively the "Definitive Agreement"), Monogram and ASK intend to effect the following transactions which relate to the anticipated business combination involving Monogram and
Target:

1. Business Combination. As governed by the Definitive Agreement, Monogram and Target will effect a business combination whereby shares of the voting common stock of Monogram, par value $.001 (the "Monogram Shares"), will be issued to the present shareholders of Target and Target will become a wholly-owned subsidiary of Monogram and Monogram will continue the business activities of Target. At the conclusion of the business combination, Monogram is anticipated to have outstanding 9,900,000 Monogram Shares, 9,500,000 of which are anticipated to be owned by the present shareholders of Target and other persons designated by ASK constituting ninety-five percent (95%) of Monogram Shares then outstanding. In connection with the described and anticipated business combination between Monogram and Target, the present shareholders of Target will own of record and beneficially 400,000 of such Monogram Shares then outstanding (constituting 4% of Monogram Shares then outstanding), which 400,000 Monogram Shares are anticipated to be held of record and beneficially in the same proportion that such present holders own of record the presently outstanding Monogram Shares. Additionally there shall be outstanding options providing for, upon full exercise, the issuance of an additional 100,000 Monogram Shares, as such options are described in Section 11 of this Letter of Intent. Such Monogram Shares to be held by the present shareholders of Target and other ASK designees will be substantially comprised of Restricted Securities, as that term is utilized under the Securities Act of 1933, as amended (the "'33 Act"), except as hereinafter indicated. The issuance of the anticipated 9,500,000 Monogram Shares to the present shareholders of Target, and, possibly, other ASK designees shall constitute a transaction exempt from the registration requirements of the '33 Act as being a transaction not involving any public offering. However, the percentage of ownership of Monogram Shares to be outstanding upon completion of the action contemplated by this Section 1 in the hands of the present shareholders of Monogram shall be subject to the provisions of Section 2 hereof.

2. Anti-Dilutive Provisions. The number of Monogram Shares to be held by the present shareholders of Monogram at the conclusion of the transactions contemplated by Section 1 hereof shall be four percent (4%) of such Monogram Shares as are then outstanding and the present holders of outstanding Monogram Shares (the "Present Monogram Holders") shall, for a period of twelve (12) months from the date of the Definitive Agreement, be entitled to receive that number of additional Monogram Shares in order to maintain such four percent (4%) amount in the event that additional Monogram Shares are issued to the present shareholders of Target and possibly others as designees as contemplated by Section 1 hereof. The options providing for the issuance of additional Monogram Shares, as described in Sections 1 and 11 of this Letter of Intent, shall also be afforded such anti-dilutive rights. Such anti-dilutive provisions described in this Section 2 and to be incorporated into the Definitive Agreement shall not be applicable to the sale for cash or other valuable consideration of authorized but unissued Monogram Shares by Monogram on and subsequent to the transaction contemplated by Section 1 hereof. The term "valuable consideration" shall include any exchange transaction involving authorized but unissued Monogram Shares which is incidental to any acquisition or business combination activity in which Monogram is involved as a party and/or constituent entity.

3. Action re Subsidiary. (a) It is acknowledged that Monogram has a wholly-owned subsidiary known as Medical Discounts, Ltd., which is an operating company formed and existing under Florida law ("Medical"). Contemporaneous to the consummation of the business combination contemplated by the Definitive Agreement as described in Section 1 above, Monogram and Medical will take all necessary steps and action to permit the distribution to Monogram's present shareholders of all of the outstanding voting common stock of Medical owned by Monogram proportionately to such present shareholders, subject to the provisions of subpart (b) of this
Section 3. In such procedure, Monogram shall cause to be prepared, filed and processed to effectiveness such Registration Statement and other filings as are necessary in order to effectuate the distribution of the Medical common stock to the present holders of the outstanding Monogram Shares with the United States Securities and Exchange Commission (the "Commission") and such other regulatory authorities having jurisdiction over Monogram, Medical and the distribution procedure. In connection with any such filings made with the Commission and other regulatory authorities, Monogram, on behalf of Medical, shall use such service providers (attorneys, certified public accountants, etc.) as are satisfactory to ASK. At the conclusion of the distribution contemplated by this Section 3(a), Medical will be a publicly held corporate entity, the outstanding common stock of which will be held by the approximate 1,400 record holders of the presently outstanding Monogram Shares and in accordance with subpart (b) hereof by Monogram. On and subsequent to the date of this Letter of Intent, Medical shall continue to conduct its business in the ordinary course and in such a manner as is determined by the present management of Medical. The Board of Directors of Medical, on and after the date of this Letter of Intent shall be as provided in Section 6 hereof.

     (b) In connection with the action described in subpart 3(a) above, ASK will facilitate the purchase by Monogram of that number of shares equal to five percent (5%) of the number of shares of common stock of Medical to be outstanding at the conclusion of the distribution contemplated by subpart 3(a) above. The number of Monogram Shares anticipated to be involved in such purchase by Monogram is 50,000 shares. The purchase price for such Monogram Shares by Monogram and to be paid by Monogram to Medical shall be an aggregate $135,000. It is anticipated that Medical will use such proceeds in connection with the conduct of its business activities, to defray the legal fees and related costs incidental to the distribution contemplated by Section 3(a) above (for which Medical shall be responsible in an amount not to exceed $20,000) and that action which facilitates the listing of the outstanding shares of Medical common stock (which have been the subject of the Registration Statement described above) pursuant to the NASDAQ Bulletin Board and the after-market trading thereof. Medical shall also be responsible for any filing fees with the Commission and any other regulatory authority, as well as the cost of the printing of any prospectus which is contained as a part of such Registration Statement. ASK shall be responsible for the fees of the independent certified public accountants utilized by Medical in connection with the contemplated Registration Statement and other required filings described in Section 3(a) above.

     (c) With respect to such $135,000 amount, as described in Section 3(b) above, ASK shall cause to be paid on or before November 30, 2001 the amount of $10,000 to Medical. On or before December 22, 2001, ASK shall remit the amount of $10,000 to Medical. In January 2002, ASK shall remit to legal counsel chosen by ASK the $20,000 amount intended to provide for and defray the legal fees to be incurred by Medical in connection with the action described in Section 3(a) above and on or before February 15, 2002, ASK shall provide to Medical the balance of such $135,000, which balance is $95,000. With respect to the final remittance of such $95,000 amount, ASK shall be afforded a 15 day grace period calculated from February 15, 2002.

      (d) Monogram and ASK agree to use their collective best efforts to accomplish the preparation, filing and effectiveness of the Registration Statement described in Section 3(a) above, but acknowledge that such Registration Statement once filed with the Commission will be subject to review by the Commission staff and most likely will be the subject of one or more letters of comment requiring one or more amendments to the Registration Statement, a process requiring an amount of time which is largely beyond the control of Monogram, Medical, ASK and Target. While ASK will provide all appropriate assistance to Monogram and Medical in such process, the responsibility for the preparation, filing and processing to effectiveness of the Registration Statement described in Section 3(a) above shall be solely that of Monogram and Medical.

4. Action re Outstanding Preferred Stock. ASK and Monogram acknowledge that there is outstanding 47,500 shares of Preferred Stock of Monogram. Commencing at the time of the full execution and delivery of this Letter of Intent and to the closing of the transactions provided for herein and to be provided for in the Definitive Agreement, Monogram shall take all necessary steps to effect the redemption or cancellation of all of such 47,500 shares of Preferred Stock. The Definitive Agreement shall provide that Monogram shall hold ASK, Target and persons in a control relationship with ASK and Target harmless with respect to such action relating to the Preferred Stock and shall indemnify ASK, Target and persons in a control relationship with ASK and Target.

5. Capital Formation Activity. Immediately upon the execution and delivery of this Letter of Intent by and between Monogram and ASK and in order to provide for, among other things, the remittances to be made by ASK to Medical as provided in Section 3 above, ASK will complete the development of a capital formation plan whereby a minimum of $135,000 and a maximum of $1,000,000 will be raised in order to facilitate the transactions described herein. Monogram will extend its full cooperation in the development of such plan and the carrying out thereof. Such capital formation plan and related activity shall be carried out utilizing outstanding Monogram Shares which are freely tradeable and made available through the efforts of Monogram or authorized but unissued shares of Monogram which are issued for cash in transactions exempt from the registration requirements of the '33 Act or offered and sold in accordance with applicable registration requirements of the '33 Act. If such Monogram Shares are offered and sold in transactions exempt from the registration requirements of the '33 Act, Monogram, at the request of ASK, will extend such registration rights to the purchasers of such Monogram Shares as are appropriate and as determined by ASK. The cooperation of Monogram with respect to this activity shall include the reclassification of outstanding Monogram Shares by way of reverse split, as such reclassification may be required by the capital formation plan to be developed and implemented by ASK. Monogram and ASK acknowledge that the proceeds realized as a result of the sale of Monogram Shares as contemplated by this Section 5 will be the source of the funds to be utilized to permit the purchase by Monogram of the Medical shares of Common Stock as contemplated and described in Section 3(b) above and the $135,000 aggregate purchase price shall be utilized by Medical in its sole discretion with the exception of the legal fee payment obligation of Medical as established in Section 3(b) above. The balance of such proceeds shall be utilized as determined by ASK in consultation with Monogram. To the extent that the sale of such Monogram Shares as described in this
Section 5 effects a diminishment of the number of Monogram Shares and percentage of outstanding Monogram Shares to be held by the present holders of outstanding Monogram Shares after the consummation of the business combination transaction described in Section 1 hereof, appropriate adjustments will be made in the business combination transaction described in Section 1 above to maintain the number of Monogram Shares and the percentage of outstanding Monogram Shares as set forth in Section 1 to be vested in the present holders of outstanding Monogram Shares so as to be in compliance with the Monogram Share amounts and percentage of ownership set forth in Section 1 above. Monogram and ASK acknowledge that while this is a Letter of Intent, the undertakings of Monogram and ASK as set forth in this Section 5 constitute, upon the full execution and delivery of this Letter of Intent by Monogram and ASK, binding obligations. If the capital formation activity contemplated by this Section 5 is not completed in the minimum amount of $135,000 by the close of business on March 2, 2002, then the obligations of Monogram and ASK pursuant to this Section 5 and as otherwise established shall be extinguished. If such minimum amount of $135,000 has been received by such date, such capital formation activity may continue until the maximum of $1,000,000 of proceeds is received or until terminated by ASK.

6. Composition of Board of Directors of Monogram. Immediately upon the full execution and delivery of this Letter of Intent by and between Monogram and ASK, the Board of Directors of Monogram shall be reconstituted so that the members thereof will be Steven Swank, Thomas W. Kearney and Lee Mullineaux. The Monogram Board of Directors, as then constituted, shall take all appropriate action and steps in order to facilitate the consummation of the transactions provided for in this Letter of Intent and to be provided for in the Definitive Agreement, as well as carrying out those duties and responsibilities imposed upon them by applicable law, including, without limitation, the corporate law of Nevada. The Board of Directors of Medical shall be constituted by Charles Kiefner. At the time that Thomas W. Kearney and Lee Mullineaux become members of the Board of Directors of Monogram, they shall submit to Steven Swank their resignations from the Board of Directors of Monogram stated to take effect on March 2, 2002 and upon the event that ASK fails to deliver to Medical the final installment of $95,000 within the curative period provided for in Section 3 of this Letter of Intent.

7. Requisite Corporate Action. Immediately subsequent to the full execution and delivery of this Letter of Intent, Monogram (with the assistance of ASK) will take the requisite corporate action in order to facilitate the transactions herein described, including, without limitation, matters relating to Medical, the recomposition of the Board of Directors of Monogram, the preparation and making of any required filings with the Commission and the reclassification of the outstanding Monogram Shares as is required to facilitate the business combination transaction described in Section 1 above and the capital formation activities contemplated by Section 5 hereof.

8. Expenses and Costs of Transactions. Monogram and ASK acknowledge that the expenses and costs of the transactions described in this Letter of Intent and the requisite corporate action, Commission filings and other matters which must be initiated and completed will be provided for as a result of the capital formation activities described in Section 5 of this Letter of Intent.

9. Dissenter's Rights. Monogram and ASK acknowledge that the business combination transaction contemplated by Section 1 hereof and the action with respect to Medical contemplated by Section 2 hereof may give rise to rights of dissent or appraisal rights under Nevada corporate law to the present holders of the outstanding Monogram Shares. To the extent that such asserted rights of appraisal or dissenter's rights are significant in the exclusive, reasonable judgment of ASK or Target, as the case may be, the transactions herein described and to be provided for and governed by the Definitive Agreement may be abandoned.

10. Further Action. Monogram and ASK will take such further action to facilitate the consummation of the transactions provided for in this Letter of Intent and to be provided for in the Definitive Agreement, including, without limitation, the maintenance of any trading market presently existing for the Monogram Shares and utilizing the facilities of the NASDAQ Bulletin Board or other market facilities.

11. Outstanding Options of Monogram. Monogram and ASK acknowledge that there are outstanding as of the date of this Letter of Intent common stock purchase options providing for, upon full exercise, the issuance of 550,000 Monogram Shares, which options are held by Steven Swank and Charles Keifner. Such common stock purchase options contain customary anti-dilutive features and as a result the exercise price and number of Monogram Shares issuable upon exercise will be proportionately adjusted for any reclassifications which affect the number of Monogram Shares presently outstanding. Upon the consummation of the business combination transaction contemplated by Section 1 of this Letter of Intent, such options shall be reclassified to provide for the issuance, upon full exercise thereof, of an aggregate 100,000 shares of Monogram, which options shall be exercisable in accordance with the present terms thereof at an option exercise price proportionately adjusted to reflect any reclassification of outstanding Monogram Shares. It is anticipated that such reclassified options will be held by Steven Swank. Medical may take such action as it deems appropriate in order to provide for common stock purchase options involving its authorized but unissued common stock.

12. Time is of the Essence. Monogram and ASK acknowledge that time is of the essence with respect to the carrying out and consummation of the transactions herein provided for and to be provided for in the Definitive Agreement.

13. Alteration and Modification. Monogram and ASK acknowledge that the transactions described and provided for in this Letter of Intent will be implemented and carried out in the manner contemplated herein but that such actions may be required to be modified or altered in the light of developing circumstances and other considerations, including, without limitation, the application of the '33 Act and the '34 Act and regulations thereunder. Monogram and ASK agree to cooperate with each other with respect to the development and implementation of such alterations and modifications to the transactions herein contemplated.

Upon execution and delivery of this Letter of Intent, ASK shall commence the implementation of the capital formation plan described in Section 5 hereof, as well as the preparation of a Definitive Agreement to exist between Monogram and Target. Additionally, such due diligence activities as are appropriate to the circumstances may be conducted by Monogram, ASK and, when identified, Target.

Monogram agrees that it will not conduct any discussions or negotiations with any other person or entity with a view to effecting any business combination or action which is the same or similar to that described in this Letter of Intent. Such prohibition, however, shall extinguish in the event that (a) the capital formation activity described in Section 5 hereof is not completed in the minimum amount within the time provided and ASK fails to deliver to Medical the final $95,000 remittance as provided in
Section 3(c) hereof, and (b) a Definitive Agreement is not executed between Monogram, ASK and Target on or before the date provided for herein.

This Letter of Intent will be construed under the laws of the State of Florida and constitutes, except as herein provided, a memorialization of our respective understandings reached as of the date hereof. The binding obligations of Monogram, ASK and Target will be set forth and governed by the Definitive Agreement.

If the foregoing accurately sets forth your understanding of the elements of our understandings to date, please so indicate by executing a counterpart of this Letter of Intent in the place provided below and returning same to ASK in care of William T. Kirtley, P.A., 1776 Ringling Boulevard, Sarasota, Florida 34236, attention William T. Kirtley, Esq.

Very truly yours,

A.S.K. CONSULTING, INC.



By /s/Thomas W. Kearney
    Thomas W. Kearney, President




ACCEPTED AND AGREED to at _________________, Florida this _____ day of November, 2001.

MONOGRAM PICTURES, INC.



By/s/ Steven Swank
      Steven Swank, Chief Executive Officer
      being duly authorized by the Board of
      Directors of Monogram Pictures, Inc.
Steven Swank, Chief Executive Officer